

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 27, 2022

William R. Broaddrick
Chief Financial Officer
Circle Energy, Inc.
8211 E Regal Place
Tulsa, OK 74133

> **Re: Circle Energy, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed April 13, 2022**
> **File No. 333-263384**

Dear Mr. Broaddrick:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 5, 2022 letter.

Amendment No. 1 to Registration Statement on Form S-1

General

1. We note your response to comment 1 stating that you do not believe you are a shell company because you intend to engage in the oil and gas business and you have devoted much time and effort to the development of your business, and stating that as a startup company, even one with a limited operating history, you do not fall within the definition of a shell company. The time spent in the development of your business does not appear to include any operating activities. While a startup may not necessarily be a shell company by virtue of having a limited operating history, it appears that you have no operating history regardless of your status as a startup. Furthermore, you appear to satisfy the definition of "shell company." Given the nature of the activities you have described,

we are unable to concur, without further analysis, that you are not a shell company. Accordingly, please revise your disclosure on the cover page to state that you are a shell company and add a risk factor that highlights the consequences of your shell company status, or provide further analysis as to why your activities to date would be deemed to be comparable to those of a startup company and therefore more than "nominal operations."

2. We note your response to comment 1 stating that you believe you are not a blank check company. We are unable to concur, without further analysis, that you are not a blank check company. We note that in discussing the definition of a blank check company in the adopting release (No. 33-6932), the Commission stated that it would "scrutinize . . . offerings for attempts to create the appearance that the registrant . . . has a specific business plan, in an effort to avoid the application of Rule 419." In view of the following, it appears that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company:
    *   You are issuing penny stock;
    *   You have no operations, minimal assets, and no employees;
    *   You were formed "for the purpose of effecting a merger, share exchange, asset acquisition" or otherwise acquiring a business;
    *   You have not selected any specific business acquisition targets; and
    *   You will not commence operations until obtaining funding through this offering.
    Please revise your disclosure throughout your registration statement to comply with Rule 419 and prominently disclose that you are a blank check company.

    You may contact Peter McPhun at 202-551-3581 or Shannon Menjivar at 202-551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Maryse Mills-Apenteng at 202-551- 3457 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Ronald N. Vance, Esq.